UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 000-27273
CUSIP NUMBER:
FORM 12b-25	871206 10 8

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:	April 28, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Sycamore Networks, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

220 Mill Road
Address of Principal Executive Office (Street and Number)

Chelmsford, MA 01824
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Audit Committee of the Registrant’s Board of Directors recently completed its independent investigation into the Registrant’s stock option granting practices and related accounting. The 2006 investigation identified certain stock option grants for which the originally recorded measurement dates were incorrect. The Registrant estimates that it will record, as a result of this investigation, an additional non-cash stock option expense of approximately $215.6 million, in the aggregate, for the periods covering fiscal years 2000 through 2007. These adjustments will not have any impact on the Registrant’s previously reported revenues or cash balances for any prior period.

In August 2005, the Audit Committee of the Board of Directors completed an earlier independent investigation that had identified certain stock options granted in calendar years 1999-2001 that were erroneously accounted for, resulting in a non-cash stock compensation expense of approximately $33.8 million (the “2005 Investigation”). In June 2006, the Audit Committee commenced a second investigation into the Registrant’s stock option practices and related accounting (the “2006 Investigation”) prompted by information provided by a former employee concerning the timing of his 1999 new hire stock option grant as well as the Registrant’s discovery of additional information not known to exist at the time of the Registrant’s 2005 restatement. In September 2006, the Registrant announced, based on a preliminary conclusion that the appropriate measurement dates for certain stock option grants differed from the originally recorded grant dates, that its financial statements for prior periods and its earnings releases and similar communications should not be relied upon.

Although the Audit Committee and management did not identify any deficiencies relating to the Registrant’s current stock option accounting and related controls, management, under the direction of the Board of Directors, recently implemented certain additional enhancements to its control environment with respect to equity compensation awards. These measures supplement those implemented as a result of the 2005 Investigation. The Registrant believes its current equity compensation award procedures are appropriate and provide adequate controls.

In view of the foregoing, the Registrant was not in a position its Annual Report on Form 10-K for its fiscal year ended July 31, 2006, as previously disclosed in its Form 12b-25 dated October 17, 2006. The Registrant was also not in a position to file its Quarterly Reports on Form 10-Q for the quarterly periods ended October 28, 2006 and January 27, 2007, as previously disclosed in its Forms 12b-25 dated December 8, 2006 and March 9, 2007, respectively. The Registrant is also not in a position to file its Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2007, as required to be filed by the close of business on June 7, 2007.

The Registrant intends to file, as soon as practicable, its Annual Report on Form 10-K for fiscal year ended July 31, 2006, which will contain restated financial statements for the years ended July 31, 2005 and July 31, 2004, will include the restatement of selected financial data for fiscal years 2003 and 2002 and will provide information as to the accounting issues identified and the additional stock compensation charge to be recorded. The Registrant also intends to file its Quarterly Reports on Form 10-Q for the quarterly periods ended October 28, 2006, January 27, 2007 and April 28, 2007 as promptly as practicable following the filing of its Annual Report on Form 10-K for its fiscal year ended July 31, 2006.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard J. Gaynor	(978)	250-2900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended July 31, 2006
Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2006
Quarterly Report on Form 10-Q for the quarterly period ended January 27, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates that it will record, as a result of the 2006 Investigation, an additional non-cash stock option expense of approximately $215.6 million, in the aggregate, for the periods covering fiscal years 2000 through 2007. Of this expense, approximately 97% was recorded for the periods through the fiscal year ending July 31, 2004. These adjustments will not have any impact on the Registrant’s previously reported revenues or cash balances for any prior period.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature, scope and contents of the Registrant’s 2006 investigation, and expectations as to the filing of the late reports, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions and findings resulting from the internal investigation and as a result of other risks set forth in the Registrant’s SEC filings and reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the timing of the filing of the Annual Report on Form 10-K for the period ended July 31, 2006 or the Quarterly Reports on Form 10-Q for the quarterly periods ended October 28, 2006, January 27, 2007 and April 28, 2007.

Sycamore Networks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	June 12, 2007	By		/s/ Richard J. Gaynor
			Name:	Richard J. Gaynor
			Title:	Chief Financial Officer
Vice President, Finance and Administration,
Secretary and Treasurer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).